EXHIBIT 99.1

O2Micro Announces Results of Extraordinary General Meeting of Shareholders

November 14, 2005. O2Micro® International Limited (Nasdaq: OIIM), a leading supplier of innovative power management and security components and systems for the Computer, Consumer, Industrial, and Communications markets, today announced that its shareholders approved all matters proposed by the company’s board of directors at the extraordinary general meeting of shareholders held on November 14, 2005.

The proposals included approval of the public global offering of the company’s ordinary shares and proposed listing on The Stock Exchange of Hong Kong Limited (“HKSE”), which were previously announced by the company on October 17, 2005. At the meeting, the company’s shareholders also approved various matters relating to the proposed listing on the HKSE which will become effective if and when the listing is completed. These matters include the adoption of an Amended and Restated Articles of Association, new equity compensation plans and general sales and repurchase mandates which would authorize the company for a period of time to sell or purchase up to specified amounts of shares in accordance with the Listing Rules of the HKSE.

In addition, the company’s shareholders approved a 50 for 1 share split and the implementation of an American depositary share (“ADS”) program with respect to the company’s ordinary shares quoted on The Nasdaq National Market. The company’s board of directors intends to effect the cessation of trading and split of ordinary shares after the close of trading on November 25, 2005, and the commencement of trading of ADSs on Nasdaq on November 28, 2005.

The proposals approved at the extraordinary general meeting are described in more detail in the notice of the meeting and proxy solicitation materials which were distributed to shareholders in connection with such meeting. A copy of these materials can be obtained by contacting the company’s Director of Investor Relations or by visiting the website of the U.S. Securities and Exchange Commission at www.sec.gov.

The timing of the proposed global offering and listing on the HKSE is uncertain and is subject to the approval of the HKSE and the board’s determination based on market conditions and other factors. A registration statement relating to the securities proposed to be offered by the company in the U.S. has been filed with the U.S. Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The proposed global offering will be made only by means of prospectus, a copy of which may be obtained, when available, from: Gil Goodrich, O2Micro International Limited, Director of Investor Relations, Phone: 408.987.5920, Ext. 8013.

About O2Micro

Founded in April 1995, O2Micro develops and markets innovative power management, and security components and systems for the Computer, Consumer, Industrial, and Communications markets. Products include Intelligent Lighting, Battery Management, Power Management, SmartCardBus® and Security products, such as VPN/Firewall system solutions.

O2Micro International maintains an extensive portfolio of intellectual property with 3,119 patent claims granted, and over 5000 more pending. The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2micro.com.

O2Micro, the O2Micro logo, SmartCardBus and combinations thereof are registered trademarks of O2Micro.

Contact Information:

Gil Goodrich

Director of Investor Relations, O2Micro

Phone: 408.987.5920, Ext. 8013

Email: gil.goodrich@o2micro.com